

Mail Stop 4631

February 17, 2017

Via E-mail
Mr. Jeffrey D. Buchanan
Chief Financial Officer
American Outdoor Brands Corporation
2100 Roosevelt Avenue
Springfield, Massachusetts 01104

> **Re: American Outdoor Brands Corporation**
> **Form 10-K for the Year Ended April 30, 2016**
> **Filed June 16, 2016**
> **Form 10-Q for the Period Ended October 31, 2016**
> **Filed December 1, 2016**
> **File No. 1-31552**

Dear Mr. Buchanan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended October 31, 2016

Note 11. Segment Information, page 19

1. Your disclosures on page 42 of your Form 10-K for the year ended April 30, 2016 indicate that you determined you had two operating segments and correspondingly two reporting units at April 30, 2016. Your Form 8-K filed December 1, 2016 indicates that as of January 1, 2017 you now have four operating divisions, which appear to be firearms, manufacturing services, accessories, and electro-optics. Please disclose the impact of these recent organizational changes on your determination of operating segments and reportable segments pursuant to ASC 280 as well as the impact on your determination of reporting units for purposes of goodwill impairment testing pursuant to

ASC 350-20. Please also ensure that you provide the disclosures required by ASC 280-10-50-21, including if you aggregated operating segments in determining your reportable segments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction